SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RIVERSTONE NETWORKS, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

769320 10 2
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Copies to:

Mr. Romulus Pereira President and Chief Executive Officer Riverstone Networks, Inc. 5200 Great America Parkway Santa Clara, California 95054 (408) 878-6500	Gabriella A. Lombardi Cindy V. Schlaefer Pillsbury Winthrop LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**

$10,854,653	$998.63***

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 24,669,666 shares of common stock of Riverstone Networks, Inc. having an aggregate value of $10,854,653 as of October 10, 2002 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.
***	Previously paid.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,392
Form or Registration No.:    Form S-1
Filing Party:    Riverstone Networks, Inc.
Date Filed:    April 12, 2001

☐ Check	the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO
INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Riverstone Networks, Inc., a Delaware corporation (the “Company”), with the United States Securities and Exchange Commission on October 15, 2002 (the “Schedule TO”), amends certain sections of the offer to exchange options outstanding under the Company’s 2000 Stock Incentive Plan (the “Stock Option Plan”) to purchase shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), for replacement options that will be granted under and subject to the Stock Option Plan, and in certain cases, for a cash payment, all upon the terms and subject to the conditions described in the document entitled “Riverstone Networks, Inc. Offer To Exchange All Outstanding Options to Purchase Common Stock” dated October 15, 2002 (the “Offer”), as attached as an exhibit to the Schedule TO and the related documents filed as exhibits thereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

RIVERSTONE NETWORKS, INC.

By:	/s/ ROBERT STANTON
Robert Stanton Chief Financial Office

Date: October 30, 2002

October 30, 2002

Dear Employees:

Pursuant to Section 14 of the Offer distributed to you on October 15, 2002, relating to Riverstone Networks’ pending offer to exchange all options to purchase shares of our common stock for replacement options and, in certain cases, a cash payment, we have supplemented and amended the Offer as indicated in the attached document to effect certain clarifications and modifications requested by the United States Securities and Exchange Commission. These changes do not alter the financial terms of the Offer and other than as indicated in the attached Amendments to the Offer, all other terms of the Offer remain unchanged.

If you have not yet submitted your Election/Rejection/Change In Election Form (the “Election Form”), please do so as soon as possible. Please note that the Offer expires at 5:00 p.m., Pacific Time, on November 14, 2002. If you wish to tender your options, you must complete and sign the Election Form in accordance with its instructions, and deliver it and any other required documents to us by fax at (408) 878-6783 or by hand delivery or overnight courier to Bobbi Miller, Stock Administrator, Riverstone Networks, Inc., 5200 Great America Parkway, Santa Clara, California 95054 so that we receive it before 5:00 p.m., Pacific Time, on November 14, 2002. If we receive the Election Form later than 5:00 p.m., Pacific Time, on November 14, 2002, your tender will not be timely and will not be accepted by us, even if you sent the Election Form prior to that time.

For additional information about these amendments, or the Offer generally, please send an email to optionexchange@riverstonenet.com.

Sincerely,

RIVERSTONE NETWORKS, INC.

RIVERSTONE NETWORKS, INC.

AMENDMENTS TO THE OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS
TO PURCHASE COMMON STOCK

The Offer distributed to you on October 15, 2002 is hereby supplemented and amended as set forth below. Other than as set forth below, all other terms of the Offer remain unchanged.

1.  The third paragraph under Section 3 of the Offer, “Procedures for electing to exchange options,” located at page 18 of the Offer, has been amended to read, in its entirety, as follows:

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects.    We will determine, at our discretion, all questions as to form of documents and the validity, form, eligibility (including time of receipt) and acceptance of any exchange of options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elections to exchange options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any election with respect to any particular option or any particular option holder. If we decide to waive any of the conditions of the Offer, the waiver will apply to all option holders to whom this Offer applies. No election to exchange options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections to exchange options, nor will anyone incur any liability for failure to give any such notice.

2.  The final sentence of the second paragraph under Section 4 of the Offer, “Withdrawal rights,” located at page 19 of the Offer, has been deleted. The second paragraph under Section 4 of the Offer now reads, in its entirety, as follows:

You may withdraw Your Elected Options at any time before 5:00 p.m., Pacific Time, on November 14, 2002. If we extend the Offer beyond that time, you may withdraw Your Elected Options at any time until the extended expiration of the Offer.

3.  The following sentence has been added to the final paragraph of Section 5, “Acceptance of options for exchange an issuance of replacement options,” located at page 20 of the Offer:

If your options are properly tendered for exchange and accepted for exchange, we will send to you promptly after the Expiration Date a final confirmation which will set forth a detailed description of your tendered options and the replacement options and/or cash payment to which you are entitled, pursuant to the terms and conditions of this Offer.

4.  The first paragraph under Section 6 of the Offer, “Conditions of the Offer,” located at page 20 of the Offer, has been amended to read, in its entirety, as follows:

We will not be required to accept any options tendered for exchange, and we may terminate or amend the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after October 15, 2002 and before the Expiration Date of this Offer any of the following events has occurred, or has been determined by us to have occurred, in our reasonable judgment and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the Offer or with such acceptance and cancellation of options tendered for exchange:

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5.  Subparagraph (a) under Section 6 of the Offer, “Conditions of the Offer,” located at pages 20-21 of the Offer, has been amended to read, in its entirety, as follows:

(a)  there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory, or administrative agency, authority or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the options tendered for exchange pursuant to the Offer, the issuance of replacement options, or otherwise relates in any manner to the Offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Riverstone or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the contemplated benefits of the Offer to us in terms of employee retention, employee morale and decreased stockholder dilution;

6.  Subparagraph (b)(iii) under Section 6 of the Offer, “Conditions of the Offer,” located at page 21 of the Offer, has been amended to read, in its entirety, as follows:

(b)(iii)  materially impair the contemplated benefits of the Offer to us in terms of employee retention, employee morale and decreased stockholder dilution; or

7.  Subparagraph (c)(v) under Section 6 of the Offer, “Conditions of the Offer,” located at page 21 of the Offer, has been amended to read, in its entirety, as follows:

(c)(v)  any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition (financial or other), operations or prospects of Riverstone or our subsidiaries or that, in our reasonable judgment, makes it inadvisable to proceed with the Offer;

8.  Subparagraph (c)(vi) under Section 6 of the Offer, “Conditions of the Offer,” located at page 21 of the Offer, has been amended to read, in its entirety, as follows:

(c)(vi)  any 25% or greater decrease in the market price per share of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on the business, condition (financial or other), operations or prospects of Riverstone or our subsidiaries or on the trading in our common stock;

9.  Subparagraph (e) under Section 6 of the Offer, “Conditions of the Offer,” located at page 22 of the Offer, has been amended to read, in its entirety, as follows:

(e)  any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Riverstone or our subsidiaries that, in our reasonable judgment, is or may materially adversely affect Riverstone or our subsidiaries.

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